PROSPECTUS SUPPLEMENT
(To Prospectus dated April 4, 2008)

Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-143812

PROSPECTUS SUPPLEMENT NO. 7

QPC LASERS, INC.

Up to 17,355,379 Shares of Common Stock

This Prospectus Supplement No. 7 supplements the prospectus (“Prospectus”) dated April 4, 2008 of QPC Lasers, Inc. (referred to herein as the “Company,” “we”, “our” or “us”), which was contained in our Post Effective Amendment on Form S-1/A to our Registration Statement on Form SB-2 (File No. 333-143812)).

The information contained herein modifies and supersedes, in part, the information in the Prospectus. This Prospectus Supplement No. 7 should be read in conjunction with the Prospectus and the prior supplements to the Prospectus.

Our common stock is quoted on the Over-the-Counter Bulletin Board, commonly known as the OTC Bulletin Board, under the symbol “QPCI.” On October 31, 2008, the closing sale price of our common stock on the Over-the-Counter Bulletin Board was $0.0150.

An investment in our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Additional Risk Factors” below; see also “Updated Risk Factors” beginning on page 14 of Supplement No. 3 and “Additional Risk Factors” on page 2 of Supplement No. 4.

Please read our Prospectus and the supplements to the Prospectus carefully. It describes our company as well as our products, technology, financial condition and operating performance. All of this information is important to enable you to make an informed investment decision.

You should rely only upon the information contained or incorporated by reference in our Prospectus to make your investment decision. We have not authorized anyone to provide you with different or additional information. The selling security holders are not offering these shares in any state where such offer is not permitted. You should not assume that the information in this Prospectus is accurate as of any date other than the date set forth below.

Neither the Securities and Exchange Commission nor any state securities administrator has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 7 is November 3, 2008.

RECENT DEVELOPMENTS

You should carefully consider the following risk factors, the other information included herein and the information included in our other reports and filings, including the risks described under the “Updated Risk Factors” section beginning on page 14 of Prospectus Supplement No. 3 and “Additional Risk Factors” on page 2 of Prospectus Supplement No. 4. Our business, financial condition, and the trading price of our common stock could be adversely affected by these and other risks.

ADDITIONAL RISK FACTORS

We expect to file for protection under the federal bankruptcy laws in the near future.  In such event, shares of our common stock will likely become worthless. As previously reported, we are suffering from a severe liquidity crisis and both the Company and our wholly owned subsidiary, Quintessence Photonics Corporation ("Quintessence"), are in default on various debt obligations.  We have had discussions with numerous potential investors and plan to continue seeking potential investors.  However, to date, we have not identified any investors who are prepared to make an investment in us sufficient to enable us to conduct business as a viable enterprise.

As a result, it is probable that we will seek protection under the federal bankruptcy laws in the next several days.  Such filing may be under Chapter 7 or Chapter 11 of the federal bankruptcy laws. With a view to increasing the funds available for our creditors, we are currently negotiating a possible sale of the assets of Quintessence through a Chapter 11 proceeding under the federal bankruptcy code.  Quintessence owns substantially all of our assets, including our intellectual property rights.  While such negotiations are pending, no agreement has been reached and we cannot predict at this time if such negotiations will be successful. Failure to arrange an asset sale through Chapter 11 will increase the likelihood of a filing under Chapter 7 of the federal bankruptcy laws.

Based on the terms of the current negotiations, we expect that the cash proceeds available through an asset sale would be substantially less than the amount currently due Finisar Corporation, the senior secured creditor of Quintessence.  Consequently, we do not expect that there will be any funds available for our shareholders if the Company conducts an asset sale through Chapter 11 or if the Company seeks protection under Chapter 7.  As the asset sale negotiations are still pending, we do not know what proposal, if any, will be made to our creditors in the context of a proposed asset sale under Chapter 11.

CONVERSION PRICE RESET UNDER 2007 DEBENTURES AND 2008 DEBENTURES

As previously reported, we are in default of our obligations under our 10% Secured Convertible Debentures issued in April and May of 2007 (the “2007 Debentures”). Following an Event of Default (as defined in the 2007 Debentures), the conversion price for the 2007 Debentures shall be decreased (but not increased) on the first trading day of each calendar month thereafter (the “Default Adjustment Date”) until the Default Amount (as defined in the 2007 Debentures) is paid in full, to a conversion price (the “Default Reset Price”) equal to the lesser of (i) the conversion price then in effect, or (ii) the lowest “Market Price” that has occurred on any Default Adjustment Date since the date the Event of Default began. The “Market Price” is defined in the 2007 Debentures as the volume weighted average price of the Common Stock during the ten consecutive trading days period immediately preceding the date in question. As of November 1, 2008, the Default Reset Price is $0.0298.

A holder of a 2007 Debenture may elect upon written notice to require us to issue, in lieu of payment of all or any specified portion of the unpaid portion of the Default Amount, a number of shares of common stock, subject to the ownership limitations on the conversion of the 2007 Debentures contained therein, equal to all or the specified portion of the Default Amount divided by the Default Reset Price then in effect. However, with the new lower conversion price, we will not be able to honor any conversions that cause our issued shares to exceed the 180,000,000 shares authorized for issuance under our Articles of Incorporation unless we obtain shareholder consent to authorize the issuance of additional shares. As of October 31, 2008, we have 51,380,913 shares of common stock issued and outstanding, which shares do not include shares to be issued pursuant to conversion notices received on or after October 27, 2008. Such shares have not yet been issued as of October 31, 2008.

In addition, the conversion price on our 10% Secured Convertible Debentures issued in May and July of 2008 (the “2008 Debentures”) has been adjusted to the Default Reset Price pursuant to the conversion price adjustment provisions of the 2008 Debentures.